SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                         Friendly Ice Cream Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 9, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     633,068

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     633,068

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     633,068

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.99%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     633,068

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     633,068

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     633,068

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.99%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     633,068

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     633,068

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     633,068

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.99%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Sizzlin Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     633,068

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     633,068

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     633,068

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.99%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358497105
          ---------------------

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

           No change.

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

           No change.

-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $5,038,092.64.

     The funds for the purchase of the Shares beneficially owned by the Lion Fund, BCC and Sardar Biglari came from the working capital of the Lion Fund. The funds for the purchase of the Shares beneficially owned by WSC came from the working capital of WSC.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

            No change.
-------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 633,068 Shares or 7.99% of the Shares of the Issuer, based upon the 7,924,758 Shares outstanding as of July 28, 2006, according to the Issuer's most recent Form 10-Q.

     Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 633,068 Shares.

     Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 633,068 Shares.

     The trading date, number of Shares purchased and the price per share for all transactions in the Shares since the Schedule 13D filed by the Reporting Persons on August 7, 2006 are set forth in Exhibit B and were effected in open market transactions.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.
-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons since the Schedule 13D filed by the Reporting Persons on August 7, 2006 is filed herewith as Exhibit B.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 11, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     --------------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     --------------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     --------------------------


WESTERN SIZZLIN CORP.
     /s/ Robyn B. Mabe
     --------------------------
     Robyn B. Mabe, Chief Financial Officer



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                   AGREEMENT
                                   ---------

     The undersigned agree that this Schedule 13D dated August 11, 2006, relating to the Common Stock par value $0.01 of Friendly Ice Cream Corporation shall be filed on behalf of the undersigned.




August 11, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     --------------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     -------------------------


WESTERN SIZZLIN CORP.
By:  /s/ Robyn B. Mabe
     ------------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                 Exhibit B







     Transactions in the Shares -- Lion Fund, BCC and Sardar Biglari



        Date of               Number of Shares            Price Per
      Transaction                Purchase                   Share
     --------------------------------------------------------------------------
       7/31/06                      800                   $7.68
        8/1/06                   13,400                   $7.68




                        Transactions in the Shares -- WSC

        Date of               Number of Shares            Price Per
      Transaction                Purchase                   Share
     --------------------------------------------------------------------------
       7/28/06                     7,300                  $7.77
        8/2/06                     4,050                  $7.61
        8/3/06                     7,800                  $7.57
        8/8/06                    45,700                  $8.11
        8/9/06                    84,982                  $8.18
        8/9/06                     6,018                  $8.16



SK 25298 0001 694085